NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Pfizer, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Trinity Health

ADDRESS OF PERSON RELYING ON EXEMPTION: Catherine Rowan

<rowancm@trinity-health.org>

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

To:	Pfizer Shareholders
Subject:	Shareholder Proposal Regarding Report on Access to COVID-19 Products
Date:	March 22, 2021
Contact:	Catherine Rowan, Director, Socially Responsible Investments, Trinity Health <rowancm@trinity-health.org>

Trinity Health and co-filers Adrian Dominican Sisters, American Baptist Home Mission Societies, CommonSpirit Health, Congregation of Divine Providence, Mercy Investment Services, Inc., Miller/Howard Investments, Inc. on behalf of Keith Thompson, Monasterio de San Benito, Oxfam America, Inc., PeaceHealth, Providence Trust, Reynders, McVeigh Capital Management, LLC, Sisters of Charity of the Blessed Virgin Mary, Sisters of St. Francis of Philadelphia and The Sisters of Charity of Saint Elizabeth urge you to vote FOR Item 6, “Shareholder Proposal Regarding Report on Access to COVID-19 Products” (the “Proposal”), which calls for transparency on the role public funding received by Pfizer Inc. (“Pfizer”) or its business partners plays in decisions affecting access to its COVID-19 products, at Pfizer’s annual general meeting on April 22, 2021.

Benefiting from public funding in developing COVID-19 products creates pressure on drug makers to support widespread access in order to achieve public goals. As discussed below, the U.S. federal government supported both basic science research that underpins Pfizer’s COVID-19 vaccine and committed in advance to buy nearly $2 billion of that vaccine. As well, the German government provided crucial financial support to Pfizer’s vaccine partner BioNTech.

It is clear that widespread and equitable access to vaccines is necessary to end the pandemic, prevent the emergence of variants, and revive the economy. To achieve equitable distribution, not only must the vaccine be priced affordably (both now and after the immediate crisis has resolved) but companies must also be willing to share technology and intellectual property to increase supply enough to meet demand. The Proposal asks Pfizer to report to shareholders on whether and how public funding factors into decisions that affect vaccine access, such as pricing and willingness to waive intellectual property rights, which would allow shareholders to evaluate how Pfizer is managing associated risks.

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The Proposal

The Proposal states:

RESOLVED that shareholders of Pfizer Inc. (“Pfizer” or the “Company”) ask the Board of Directors to report to shareholders, at reasonable expense and omitting confidential and proprietary information, on whether and how receipt by Pfizer or its business partners of public financial support for development and manufacture of a vaccine or therapeutics for COVID-19 is being, or will be, taken into account when making decisions that affect access to such products, such as setting prices.

The Pfizer/BioNTech Collaboration and Public Funding

For its COVID-19 vaccine, Pfizer partnered with German biotech firm BioNTech. BioNTech brought to the relationship its “proprietary mRNA vaccine platforms,” as well as its GMP-compliant manufacturing facilities,1 which were used to manufacture the vaccine’s mRNA and lipid nanoparticles in the development stage.2 For its part, Pfizer contributed “broad expertise in vaccine research and development, regulatory capabilities, and global manufacturing and distribution network.”3 The vaccine’s mRNA technology is, as one press account put it, BioNTech’s “brain child.”4

The scientific foundation for Pfizer/BioNTech’s COVID-19 vaccine was established with U.S. federal government support. Earlier research by BioNTech and researchers from the University of Pennsylvania and National Institutes of Health (“NIH”) working on a Zika vaccine helped pave the way for the COVID-19 vaccine. In 2017, the researchers published a paper in Nature showing that a vaccine made from modified mRNA stimulated an immune response against Zika in macaque monkeys. According to the University of Pennsylvania, that vaccine candidate was a proof of concept for mRNA vaccines, the “first to show such potent and long-lasting protection without the use of live virus.”5

Moreover, the modification to the SARS-Cov2 spike protein used to make the vaccine more stable was discovered by a researcher at the NIH in the course of research on a vaccine for Middle East Respiratory Syndrome, which like COVID-19 is caused by a coronavirus.6 This innovation has been credited with enabling the rapid development of the mRNA vaccines for COVID-19.7

BioNTech received direct German government funding in connection with the COVID-19 vaccine. The German government provided BioNTech with $445 million to accelerate vaccine development and expand manufacturing capacity.8 In its statement in opposition to the Proposal, Pfizer states that it “did not receive any funding from the U.S. government for the development of our COVID-19 vaccine.” But the Proposal does not refer only to U.S. government support, and it asks about support received by business partners as well as Pfizer itself.

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1 https://biontech.de/covid-19

2 https://www.raps.org/news-and-articles/news-articles/2020/11/building-a-vaccine-at-light-speed-mrna-covid-vacci

3 https://biontech.de/covid-19

4 Alex Boyd, “COVID-19 vaccine research: How this Canadian’s glowing mouse may lead to a vaccine,” The Toronto Star, Nov. 17, 2020.

5 Press Release, University of Pennsylvania School of Medicine, Feb. 2, 2017.

6 https://cen.acs.org/pharmaceuticals/vaccines/tiny-tweak-behind-COVID-19/98/i38

7 See https://cen.acs.org/pharmaceuticals/vaccines/tiny-tweak-behind-COVID-19/98/i38 (quoting Norbert Pardi as saying that it was “very lucky” that the spike protein tweak was known before the COVID-19 pandemic because “it wouldn’t be possible to go so fast with [mRNA vaccines] otherwise”).

8 https://medcitynews.com/2020/09/biontech-gets-more-than-444m-in-funding-from-german-federal-government-for-covid-19-vaccine/

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What’s more, the U.S. government agreed to purchase 100 million doses of the Pfizer/BioNTech vaccine for $1.9 billion after the Food and Drug Administration gave the vaccine approval or emergency use authorization.9 Such advance commitments are beneficial, as they “reduce economic uncertainty and give investors confidence about the returns they can expect.”10 One expert stated that the government’s initial $1.95 billion commitment in July 2020 “de-risked” vaccine development for Pfizer.11

Finally, a study of a potential Pfizer antiviral treatment for COVID-19 received funding from the National Institute of Allergy and Infectious Diseases (“NIAID”), part of the NIH. The compound was first discovered by Pfizer during the severe acute respiratory syndrome (“SARS”) outbreak in 2002-2003. But the SARS outbreak ended quickly, putting a stop to work on it.12 Pfizer revisited the compound in response to the COVID-19 pandemic, and NYU and Pfizer scientists conducted a preclinical study of the compound’s efficacy against SARS-Cov2, with funding from the NIAID.13 Favorable results from that study have led to an early clinical trial in humans which is now under way.14

The Critical Importance of COVID-19 Vaccines and Therapies

There is a consensus among public health experts that widespread and equitable access to COVID-19 vaccination, including in low- and middle-income countries, is necessary to halt the pandemic’s progression, prevent the emergence of variants, revitalize the global economy, and enable a return to pre-pandemic activities. “As long as some parts of the world are suffering from the coronavirus,” University of Oxford Professor and ex-World Bank vice president Ian Goldin opined, “the global economy can’t recover” since the virus can mutate and move.15 As Julia Barnes-Weise, executive director of the Global Healthcare Innovation Alliance Accelerator, explained, “Nobody’s safe until everybody’s safe.”16

Inequitable access would have serious economic consequences. According to a study commissioned by the International Chamber of Commerce, unequal distribution of the COVID-19 vaccine could cost the global economy over $9 trillion, with wealthy countries shouldering half that cost. The more open an economy, the greater its potential economic loss from global vaccine inequity. The United States, as a large, globally connected open economy, could lose $1.3 trillion, or 6.5%, of GDP in 2021 if COVID-19 vaccines are not distributed more equally with low- and middle-income countries.17

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9 www.usatoday.com/story/news/health/2020/12/16/covid-vaccine-biontech-german-ozlem-tureci-cancer-tech/6548020002/; https://www.pfizer.com/news/press-release/press-release-detail/pfizer-and-biontech-announce-agreement-us-government-

10 https://www.who.int/intellectualproperty/submissions/MichealKremerKTW_CIPIH_submit_2.pdf?ua=1, at 20; see also https://www.cbs58.com/news/fact-checking-the-battle-for-credit-over-pfizers-vaccine-announcement (“Three experts told CNN that this purchase promise may have played an important role in expediting Pfizer's vaccine development process.”).

11 https://www.cbs58.com/news/fact-checking-the-battle-for-credit-over-pfizers-vaccine-announcement

12 https://cen.acs.org/pharmaceuticals/drug-discovery/Pfizers-novel-COVID-19-antiviral/98/web/2020/09

13 https://nyulangone.org/news/experimental-covid-19-drug-shows-promise-preliminary-cell-research

14 https://www.pfizer.com/science/find-a-trial/nct04535167

15 Taylor, Chloe. “‘Vaccine nationalism’ could lead to the coronavirus devastating public health and the economy, experts warn.” CNBC. July 10, 2020 (https://www.cnbc.com/2020/07/10/coronavirus-vaccine-arms-race-may-harm-public-health-and-the-economy.html)

16 https://www.marketplace.org/2020/12/15/could-relaxing-patents-help-poorer-countries-get-vaccines-faster/; see also https://www.forbes.com/sites/katiejennings/2020/11/17/how-much-will-a-covid-19-vaccine-cost/?sh=40084754576d (“The ultimate value of this vaccine will really be determined by coverage”);

17 https://iccwbo.org/media-wall/news-speeches/study-shows-vaccine-nationalism-could-cost-rich-countries-us4-5-trillion/

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In its 2020 World Economic Outlook, the International Monetary Fund (“IMF”) stated, “A key aspect of combating the health crisis is to ensure that all innovations, be they in testing, treatments, or vaccines, are produced at scale for the benefit of all countries.”18 If access is unequal, according to the IMF, growth outcomes will be lower.19 RAND Europe concluded that “vaccine nationalism,” in which countries “push to get first access to a supply of vaccines or hoard key components of vaccine production,” could trim up to $1.2 trillion per year from global GDP.20 A study commissioned by the Bill and Melinda Gates Foundation estimated that giving low- and middle-income countries access to vaccines through the ACT Accelerator would benefit the economies of 10 high-income countries, including the U.S., by more than $466 billion by 2025.21

Early signs on this front are discouraging. Only four out of twenty-nine low-income countries have administered vaccines, while 94% of high-income countries have begun doing so.22 As of March 4, 2021, Pfizer/BioNTech’s vaccine was only being administered in high- and upper-middle income countries.23 Pfizer and BioNTech have agreed to supply up to 40 million vaccine doses by the end of 2021 to COVAX, the vaccines pillar of the ACT Accelerator which is co-led by the Global Access to Vaccines Initiative, the Coalition for Epidemic Preparedness Innovations, and the World Health Organization.24 COVAX’s aims to distribute 2 billion doses of COVID-19 vaccines by the end of 2021.25 As of March 9, COVAX has shipped only 12 million doses.26 Many experts are skeptical it will hit its target, chiefly due to a lack of supply.27

One solution that has been proposed to increase supply is for vaccine makers to share intellectual property to facilitate production of the number of doses needed to vaccinate people in poor countries as well as rich ones.28 In October 2020, India and South Africa asked the World Trade Organization (“WTO”) to adopt an intellectual property waiver that would allow member countries to refrain from enforcing patents for COVID-19 treatments, vaccines or diagnostics until widespread vaccination and immunity has been achieved; this request was co-sponsored by over 50 nations, and supported by 31 US lawmakers, 115 members of the European Parliament, the Vatican and hundreds of advocacy groups.29

A December 2020 op-ed in The New York Times urged rich countries to drop their opposition, for their own sake as well as that of less affluent countries;30 Doctors Without Borders/Medicins Sans Frontieres made a similar appeal.31 The EU argued in the WTO General Council on December 18th that “[t]he best way of achieving [rapid scale-up] is by disseminating the technology and know-how of those who developed the vaccines, through collaboration with other companies that can contribute to the developers’ manufacturing capacity.”32 Opposition by a few rich countries including the U.S. led the WTO’s Trade-Related Aspects of Intellectual Property council to decline to grant the waiver at meetings in October 2020 and January 2021,33 though the issue was taken up again in March.34 Pfizer has vocally opposed the proposal.35

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18 https://www.imf.org/en/Publications/WEO/Issues/2020/09/30/world-economic-outlook-october-2020, at xiii.

19 https://www.imf.org/en/Publications/WEO/Issues/2020/09/30/world-economic-outlook-october-2020, at xvi.

20 https://www.rand.org/pubs/research_briefs/RBA769-1.html

21 https://www.weforum.org/agenda/2020/12/who-covid-vaccines-equitable-access/; see also https://www.cnn.com/2020/12/10/business/melinda-gates-covid-vaccines/index.html quoting Melinda Gates: “"If we only get it to the high-income countries, this disease is going to bounce around. We're going to see twice as many deaths. And our recovery of our economies is going to be much slower than if we get the vaccine out to everybody.")

22 https://www.thinkglobalhealth.org/article/vaccine-spheres-influence-tracker

23 https://www.thinkglobalhealth.org/article/vaccine-spheres-influence-tracker

24 https://www.pfizer.com/news/press-release/press-release-detail/pfizer-and-biontech-reach-agreement-covax-advance-purchase

25 https://www.who.int/initiatives/act-accelerator/covax

26 https://www.thelancet.com/journals/lancet/article/PIIS0140-6736(21)00617-6/fulltext

27 https://www.nbcnews.com/news/world/covax-why-biden-s-billions-won-t-fix-covid-vaccine-n1258816

28 https://www.amnesty.org/en/latest/news/2020/12/campaigners-warn-that-9-out-of-10-people-in-poor-countries-are-set-to-miss-out-on-covid-19-vaccine-next-year/

29 https://www.wsj.com/articles/developing-nations-push-for-covid-vaccines-without-the-patents-11605614409; https://theconversation.com/covid-19-drug-and-vaccine-patents-are-putting-profit-before-people-149270; https://www.msf.org/covid-19-governments-must-build-consensus-around-waiver; https://www.statnews.com/pharmalot/2020/10/14/wto-patents-covid19-coronavirus-pandemic-vaccines/; https://www.thelancet.com/journals/lancet/article/PIIS0140-6736(20)32581-2/fulltext; https://www.theguardian.com/world/2020/nov/19/uk-faces-calls-drop-opposition-patent-free-covid-vaccines-wto; https://www.wsj.com/articles/covid-vaccine-shakedown-at-the-wto-11608160370 ;

https://foreignpolicy.com/2021/03/10/wto-intellectual-propert-waiver-india-south-africa/

https://www.catholicnews.com/vatican-supports-waiving-some-patent-protections-for-covid-19-vaccine/

30 https://nyti.ms/33Py7Cp

31 https://www.doctorswithoutborders.org/what-we-do/news-stories/news/msf-calls-governments-support-landmark-move-wto-suspend-patents-during

32 https://medicineslawandpolicy.org/2020/12/decision-on-intellectual-property-waiver-over-covid-technology-on-hold-till-2021-what-are-the-next-steps/

33 https://www.lifesciencesipreview.com/news/wto-declines-to-waive-trips-provisions-for-covid-19-drugs-4337

34 https://foreignpolicy.com/2021/03/10/wto-intellectual-propert-waiver-india-south-africa/

35 https://www.thelancet.com/journals/lancet/article/PIIS0140-6736(20)32581-2/fulltext; https://www.reuters.com/article/us-health-coronavirus-wto-idUSKBN28K2WL

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Finally, access to COVID-19 treatments will continue to be important even as vaccination campaigns are used to achieve herd immunity. Some people cannot be vaccinated for medical reasons, and the types of access barriers discussed above will likely prevent vaccination of all eligible people. Thus, the receipt of federal support for the development of therapeutics, such as Pfizer’s antiviral, would create the same kinds of risks as are present in the vaccine context.

Risks Resulting from a Perception of Profiteering on Government-Supported Products and Pfizer’s Current Disclosures

Pfizer is charging the U.S. $19.50 per dose for its vaccine, higher than the prices charged by Moderna ($15), Oxford-AstraZeneca ($4),36 and Johnson & Johnson ($10).37 But even that price is apparently temporary. On an earnings call in February 2021, Pfizer’s CFO stated that “obviously” the company is “going to get more on price” after the “pandemic pricing environment."38 It is not clear what factors need to be in place for the pandemic environment to end; with the likely need for boosters, the Pfizer/BioNTech vaccine will be capable of generating very substantial revenues for Pfizer for years to come.

Public outrage over an unaffordable vaccine or an insufficient global supply and the impact on access can harm corporate reputation, lead to legislation and regulation, and result in a failure to end the pandemic and reignite the global economy, all of which impairs long-term value creation. The pharmaceutical industry was not widely admired before the pandemic. In 2019, the industry’s reputation, as measured in an annual Gallup poll, fell below that of all other industries and even the federal government, driven by its role in the opioid crisis and controversies regarding high drug prices.39 It improved its ranking modestly in 2020, moving up one spot amid greater public appreciation for its contributions during the pandemic.40 Pfizer’s CEO Albert Bourla recently reflected on this impact, noting that “[w]e believe that we have generated a good deal of goodwill from congress and public opinion through our Covid-19 vaccine effort.”41

However, according to Moody’s Investor Service, pricing and equitable distribution of the vaccine will be the biggest factors determining a company’s reputation.42 Pfizer senior executives speaking at the virtual Barclays Global Heath Conference spoke of a “significant opportunity” to increase the price of the vaccine given the likelihood of COVID-19 becoming endemic and the potential need for an annual re-vaccination. 43 In a Forbes.com opinion column entitled, “Pfizer Should Be Wary of About COVID-19 prices hikes”, former president of Pfizer Global Research and Development John LaMattine wrote: “A sudden, dramatic increase in the cost of the vaccine will certainly damage the industry’s image – almost like the industry would be performing a ‘bait and switch’ operation. Such a move would result in politicians calling industry executives to testify on Capitol Hill about how the company can justify such increases at the expense of the American public. All the accrued goodwill will be lost.”44

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36 https://www.bmj.com/content/372/bmj.n281

37 https://www.fiercepharma.com/pharma/pfizer-johnson-johnson-balk-at-shareholder-requests-for-vaccine-pricing-info

38 https://www.fiercepharma.com/pharma/pfizer-eyes-higher-covid-19-vaccine-prices-after-pandemic-exec-analyst

39 https://news.gallup.com/poll/266060/big-pharma-sinks-bottom-industry-rankings.aspx

40 https://news.gallup.com/poll/319256/farming-rises-sports-tumbles-industry-ratings.aspx

41 https://qz.com/1967638/pfizer-will-make-15-billion-from-covid-19-vaccine-sales/

42 Leo, Leroy. “Covid vaccine won't aid financials but may boost industry’s reputation: Moody's.” Mint. July 10, 2020 (https://www.livemint.com/news/india/covid-vaccine-won-t-aid-financials-but-may-boost-industry-s-reputation-moody-s-11594382024592.html)

43 https://www.businessinsider.com/pfizer-execs-highlight-significant-opportunity-hike-covid-vaccine-price-2021-3

44 https://www.forbes.com/sites/johnlamattina/2021/02/25/pfizer-should-be-wary-about-covid-19-vaccine-price-hikes/?sh=be0064a2e11a

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The fact that many vaccine makers have received government support for research and development as well as manufacturing has been cited as a reason companies should share intellectual property. An op-ed in The New York Times noted that Moderna, Pfizer, and AstraZeneca all benefited from government support: “In other words, the vaccines developed by these companies were developed thanks wholly or partly to taxpayer money. Those vaccines essentially belong to the people — and yet the people are about to pay for them again, and with little prospect of getting as many as they need fast enough.”45 The OECD argued, “In the context of COVID-19, vast amounts of public funding have already allocated to R&D and, as argued above, more funding will be needed. Given that taxpayers already bear much of the risk and costs of R&D and that broad access to a new vaccine and effective treatments will be key to restoring social and economic life, [intellectual property rights] should not create financial access barriers and product prices will need to be close to the cost of production to ensure affordability.”46

Backlash against high prices or refusal to share intellectual property to increase access, affordability and availability could spur legislative or regulatory measures. For instance, a bipartisan bill was introduced in the House and Senate, the “Make Medications Affordable by Preventing Pandemic Price Gouging Act of 2020,” which would “require any COVID-19 drug developed in whole or in part with Federal support to be affordable and accessible by prohibiting monopolies and price gouging.”47 The TRACK Act meanwhile would create a database detailing "federal support of COVID-19 biomedical research and development" in pursuit of a vaccine. Included in the database would be financial support and full terms of agreements between the federal government and drug makers along with "associated clinical trial data and patent information.”48

Various hearings have also invited pharmaceutical executives to testify on vaccine access at home and abroad. The Subcommittee on Oversight and Investigations of the House Committee on Energy and Commerce held a hearing in July 2020 on “Pathway to a Vaccine: Efforts to Develop a Safe, Effective and Accessible COVID-19 Vaccine”49 Committee Chairman Frank Pallone, Jr. emphasized that “public health experts must ensure that [a vaccine] is safe, effective, and available to all who need it.”50

These risks argue in favor of fuller disclosure by Pfizer. Pfizer does not disclose whether or how it considers the role played by public funding in expediting the development of the Pfizer/BioNTech vaccine and reducing the risk associated with scaling up manufacturing in making decisions affecting access. Those decisions include pricing, not just now but after the “pandemic pricing environment” has ended, and the sharing of intellectual property to combat supply shortages.

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45 https://nyti.ms/33Py7Cp

46 https://www.oecd.org/coronavirus/policy-responses/treatments-and-a-vaccine-for-covid-19-the-need-for-coordinating-policies-on-r-d-manufacturing-and-access-6e7669a9/#section-d1e1763

47 https://www.govinfo.gov/app/details/BILLS-116hr7296ih/summary; https://www.govinfo.gov/app/details/BILLS-116s4439is

48 H.R.7288 - Taxpayer Research and Coronavirus Knowledge Act of 2020: https://www.congress.gov/bill/116th-congress/house-bill/7288

49 https://energycommerce.house.gov/committee-activity/hearings/hearing-on-pathway-to-a-vaccine-efforts-to-develop-a-safe-effective-and

50 https://energycommerce.house.gov/sites/democrats.energycommerce.house.gov/files/documents/2020.7.21.PALLONE.%20COVID-19%20Vaccine%20Hearing.OI_.pdf

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More specifically, Pfizer does not explain why German government support provided to BioNTech for a vaccine the two companies are developing together should not be viewed as relevant to Pfizer. Nor does Pfizer address the role of earlier government-funded research involving BioNTech that laid the groundwork for the COVID-19 vaccine. Expanded manufacturing capacity facilitated by the German government’s support translates into more sales, which benefit Pfizer, as the two companies will reportedly evenly split revenues from the vaccine estimated at $15 billion for 2021 alone.51 Finally, Pfizer does not make any disclosure about pricing of therapies in development, including whether public funding associated with their development will be taken into account.

We therefore urge shareholders to vote FOR Item 6.

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51 https://www.theguardian.com/business/2020/nov/10/pfizer-and-biontech-could-make-13bn-from-coronavirus-vaccine; https://s21.q4cdn.com/317678438/files/doc_financials/2020/q4/Q4-2020-Earnings-Charts-FINAL.pdf, at 13.